SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2007

TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELEMIG CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 - Funcionários
Cep: 30.140-170 - Belo Horizonte (MG) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

TELEMIG CELULAR PARTICIPAÇÕES S.A.
Corporate Taxpayers’ ID (CNPJ) 02.558.118/0001 -65
Company Registry (NIRE) 3130002535-7
(Publicly Held Company)

NOTICE TO SHAREHOLDERS

Telemig Celular Participações S.A. (“Company”) hereby informs its shareholders that the fractions of shares resulting from the grouping approved at the Extraordinary Shareholder Meeting held on July 12th, 2007 were grouped in integer and sold at an auction conducted by the São Paulo Stock Exchange (BOVESPA), as summarized in the table below:

Ticker	Type of Shares	Number of Shares Offered	Number of Shares Sold	Net Amount per Share
TMCP3	Common	563,690	563,690	R$ 106.7967
TMCP4	Preferred	490,651	490,651	R$ 51.7210

The amounts resulting from the sale of the shares at the auction will be available as of October 26th, 2007 on behalf of holders of fractions of shares, as follows:

(1) amounts corresponding to the Shareholders with custody at the Brazilian Clearing and Depositary Corporation (CBLC) will be credited directly to CBLC, which will be responsible for transferring the amounts through the respective brokerages;

(2) all other shareholders should go to the Banco ABN AMRO Real S.A. branch of their choice to receive the respective amounts; and

(3) in case of shareholders whose shares are currently blocked or those whose account information is not updated, the amount will be held by the Company and available for payment at Banco ABN AMRO S.A. upon the delivery of documentation proving the cease of shares blocking and identity, as the case may be.

Belo Horizonte (MG), October 26th, 2007.

André Machado Mastrobuono
CEO, CFO and Head of Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2007

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ André Mastrobuono

Name:	André Mastrobuono
Title:	CEO, CFO and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.